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thethingin thehall <thethinginthehall@gmail.com>

Wefunder progress

Darkbox Entertainment <logan@darkboxentertainment.com> Wed, Aug 12, 2026 at 1:26 PM
To: thethingin thehall <thethinginthehall@gmail.com>

EMAIL PROMO

Subject Line: One hour with the filmmaker could settle whether you invest
Preview Text: Logan goes live August 20. One week to register.

One week from today, the most important hour of this campaign happens live. On Thursday, August 20 at 1:30 PM PST (4:30 PM EST), writer and director Logan Kishi hosts How to Own a Piece of The Thing in the Hall, a live Zoom webinar built for one purpose: to put you face to face with the filmmaker before you decide to back his debut feature.
Here is what happens on the call. Logan walks you through the film itself, the Gothic psychological thriller whose script earned Gold List honors at the British Independent Film Festival and Finalist standing in the Oxford Script Awards before a single frame has been shot. He shows you how the Wefunder campaign works and what backers actually receive at each tier, from a name in the end credits to a sponsored day on set with the signed slate shipped to your door. Then the entire second half of the hour belongs to you, live Q&A, nothing scripted, asked and answered in real time by the person making the film.
If you have been reading these emails and sitting on the fence, this is the hour built to settle it. You get to look the filmmaker in the eye, hear him answer the hard questions, and decide with everything on the table.
Registration closes in one week, and questions get answered in the order they come in, so the earlier you register, the closer to the front of the line your question sits. Register once and the replay comes to you even if you miss it live.

Testing the Waters Disclosure: We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder. Any indication of interest involves no obligation or commitment of any kind.

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TTW- This is the text description for an email inviting people to join an upcoming Zoom webinar for our project. Links to zoom meeting and photos were excluded.